SEC
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20014242

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-66998

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/19 (MM/DD/YY) AND ENDING 06/30/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Commonwealth Australia Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

599 Lexington Avenue 30th Floor
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Brett Smith (212) 848-9220
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - if individual, state last, first, middle name)

300 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

AFFIRMATION

I, Brett Smith, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Commonwealth Australia Securities, LLC for the year ended June 30, 2020, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

[signature]
Signature

CFO USA
Title

Subscribed and sworn
to before me

[signature]

Katie Roots
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01R06338476
Qualified In New York County
Commission Expires March 14, 2024

Commonwealth Australia Securities, LLC

TABLE OF CONTENTS

This report contains (check all applicable boxes):**

[x] Report of Independent Registered Public Accounting Firm.
[x] Facing Page.
[x] Statement of Financial Condition.
[] Statement of Operations.
[] Statement of Cash Flows.
[] Statement of Changes in Member's Equity.
[ ] Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[] Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
[] Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ] Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ] A Reconciliation, including appropriate explanations, of the Computation of Net Capital Pursuant to Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Rule 15c3-3.
[ ] A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation.
[x] An Affirmation.
[ ] A copy of the SIPC Supplemental Report.
[ ] A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).
[] Report of Independent Registered Public Accounting Firm regarding Rule 15c3-3 exemption report.
[] Management Statement Regarding Compliance with the Exemption Provision for SEC Rule 15c3-3.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Commonwealth Australia Securities, LLC

(A Wholly-Owned Subsidiary of Commonwealth Bank of Australia)
Statement of Financial Condition
Pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934
June 30, 2020

Commonwealth Australia Securities, LLC
(A Wholly-Owned Subsidiary of Commonwealth Bank of Australia)
Index
June 30, 2020

pwc

Report of Independent Registered Public Accounting Firm

To the Member and Management of Commonwealth Australia Securities, LLC

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Commonwealth Australia Securities, LLC (the "Company") as of June 30, 2020, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of June 30, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

August 26, 2020

We have served as the Company's auditor since 2008.

Commonwealth Australia Securities, LLC
(A Wholly-Owned Subsidiary of Commonwealth Bank of Australia)
Statement of Financial Condition
June 30, 2020

Assets		
Cash and cash equivalents	$	17,874,235
Receivables from brokers and dealers		1,285,235
Receivables from customers		13,834
Accounts receivable		1,317,295
Interest receivable		1,025
Other assets		54,951
Total assets	$	20,546,575
Liabilities and Member's Equity		
Liabilities:		
Payable to brokers and dealers	$	13,834
Payable to customers		1,285,235
Accrued expenses and other liabilities		877,331
Due to affiliates		32,422
Total liabilities	$	2,208,822
Commitments and contingencies - Note 6		
Member's equity	$	18,337,753
Total liabilities and member's equity	$	20,546,575

The accompanying notes are an integral part of this financial statement.

1. Organization and Business

Commonwealth Australia Securities, LLC (the "Company" or "CAS LLC"), is a Delaware Limited Liability Company whose sole member is the Commonwealth Bank of Australia (the "Member").

The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company brokers or arranges the sale of fixed income products through the Member to major U.S. institutional investors. It may also engage in a variety of other businesses customarily undertaken by broker-dealers.

2. Summary of Significant Accounting Policies

Basis of Presentation

This financial statement was prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. These estimates and assumptions are based on judgement and available information. Actual results could differ from these estimates.

Cash and cash equivalents

Cash and cash equivalents includes an unrestricted time deposit of $10,000,000 with an affiliated entity, Commonwealth Bank of Australia. The term is for three months which ends August 21, 2020 and earns interest at 0.09% per annum. The carrying value of the time deposit approximates fair value due to its short-term nature and negligible credit risk and is classified as Level 1 within the estimated fair value hierarchy. This amount represents a concentration and is not an allowable asset for net capital purposes. The remaining cash is held at one major financial institution and therefore is subject to the credit risk at this financial institution. Management does not consider the Company to be at any significant risk with respect to its cash.

Revenue Recognition

The Company has adopted ASC Topic 606, *Revenue from Contracts with Customers* ("ASC Topic 606") whereby revenue is recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. The Company follows a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the Company satisfies a performance obligation. The Company identifies revenue and associated costs within the scope of this guidance, evaluates revenue contracts, and presents certain expense recoveries (i.e. expense recoveries for private placement expenses) in Other Income.

The Company is engaged in the placement of new issues and secondary bond markets issuances that are primarily focused on Australian credits. Fees on fixed income

transactions are allocated to the Company from its Member on a monthly basis. Generally, the fees are calculated based on the profit and loss of the Member's fixed income trading that the Company participates in.

The Company arranges debt private placements for the Member's global client base by: (i) providing access to the full spectrum of U.S. private placement investors in the U.S.; (ii) preparing and arranging client materials and documentation for new client issues, and (iii) maintaining in-depth market knowledge and coverage, providing up to date insights and matching investor preferences with client needs. Fees on private placement transactions are earned from clients on a transaction-by-transaction basis. The fees are assessed based on the total funds raised by the Company on behalf of clients.

The Company provides advisory services in relation to proposed private placement transactions for which the Company is not executing the placement. Fees on such engagements are generally assessed based on the principal amount of the proposed transactions.

The Company acts as a broker with respect to certain capital markets transactions where its Member acts as underwriter. Fees on underwriting transactions are allocated to the Company from its Member on a transaction-by-transaction basis.

The Company has entered into an Investment Management Agreement with the Member whereby the Company provides broker dealer services to clients of the Member and receives fees calculated as a mark-up of actual costs incurred by the Company in provision of these services. Profits and losses from the underlying investment management trading remain with the Member.

Debt Capital Markets Fees
The Company recognizes an expense in conjunction with private placement transactions revenue earned on private placement deals executed by the Company, as well as private placement advisory fees in line with the agreement with the Member. The expense represents 50% percent of private placement and advisory fee revenue earned. This amount is paid to the Member.

Income Taxes
As a single member limited liability company, the Company is treated as a division of the Member for federal and state income tax purposes, not as a separate taxable entity. The Company is included in the federal, state and local income tax returns filed by the Member. Income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Member.

The Company recognizes and measures tax positions taken or expected to be taken and guidance on derecognition, and classification, of interest and penalties. A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely to

being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded.

The Company's policy on classification of interest and penalties related to uncertain tax positions is that such interest or penalties are classified as income taxes.

3. Recent Accounting Developments

In December 2019, the Financial Accounting Standards Board (FASB) issued ASU No. 2019-12, *Simplifying the Accounting for Income Taxes*, which amended Accounting Standards Codification (ASC) Topic 740: *Accounting for Income Taxes*. The core intent of this update was to identify areas of income tax accounting that were particularly costly or complex to implement, and simplify them in such a way that reduces complexity while preserving the usefulness of the information to financial statement users. The update accomplished this through the removal of certain exceptions to the accounting standard and the clarification of existing guidance on this topic. This ASU is effective for public entities with reporting periods beginning on or after December 15, 2020; as such, it is not effective for the company in fiscal year 2020, and there is no impact to these financial statements as a result of this update. The Company is still evaluating the impact, if any, this standard will have on future financial statements.

4. Related Party Transactions

The Company has an agreement with the Member whereby the Member executes and settles fixed income transactions for the Company. Occasionally the transactions with others do not settle on the designated settlement date resulting in amounts receivable from or payable to customers, brokers and dealers, including the Member. At June 30, 2020, there were six unsettled transactions, all of which settled by July 7, 2020. These are reported as Receivables from customers and Payables to brokers and dealers or as Receivables from brokers and dealers and Payable to customers on the Statement of Financial Condition. The Company also earns fees on fixed income transactions based on an allocation of the Member's revenue. At June 30, 2020, $141,329 was receivable from the Member for such fees.

The Member provides certain operating and administrative services to the Company. Such services include payroll and facility charges. The Company has employees who also perform duties for other Commonwealth Bank of Australia subsidiaries in New York. As a consequence, payroll services, occupancy and office technology costs are allocated by the Member as part of the service level agreement. Employees of the Member and its affiliates perform duties for the Company which are encompassed in the service agreement. At June 30, 2020, $277,533 was payable to the Member for such services.

The Company shares revenue earned on private placement transactions with affiliates. At June 30, 2020, $398,629 was payable to the Member for such transactions.

The Company shares revenue on advisory services relating to proposed private placement transactions for which the Company is not executing the placement. At June 30, 2020, $253,084, was payable to the Member for such services.

The Company shares revenue earned on underwriting transactions conducted by affiliates. At June 30, 2020, $323,033 was receivable from the Member for such transactions.

The Company has an entered into an Investment Management Agreement with the Member whereby the Company receives a fee for the provision of investment management services to clients of the Member. At June 30, 2020, such fees, net of costs, of $5,711 were receivable from the Member.

The Company has an unrestricted time deposit of $10,000,000 placed with the Member. At June 30, 2020, $1,025 was receivable from the Member for related interest.

The Company is included in the federal, state and local income tax returns filed by the Member. At June 30, 2020, $162,941 is due to the Member related to income taxes.

5. Income Taxes

As of June 30, 2020 CAS LLC has recorded a deferred tax asset of $16,925 related to vacation accrual. Management believes that it is more likely than not that the deferred tax asset will be realized. Therefore, no valuation allowance is required.

The Company had no unrecognized tax benefits and consequently has not accrued interest and penalties related thereto at June 30, 2020. The Company does not expect its unrecognized tax benefit balance to change significantly in the next 12 months. New York State and New York City are principally where the Company is subject to state and local income taxes.

6. Regulatory Requirements

The Company is subject to Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1(a)(2)(i)) which requires the maintenance of minimum net capital, as defined, equal to the greater of $250,000 or 6-2/3% of aggregate indebtedness. At June 30, 2020, the Company had net capital of approximately $6,964,000 which exceeded the required net capital of $250,000 by approximately $6,714.000.

The Company claims exemption from SEC Rule 15c3-3 under subparagraph (k)(2)(i) of that rule in that all of its customer activities are cleared on a delivery versus payment or receive versus payment basis. It does not otherwise hold customer securities or cash.

7. Commitments and Contingencies

In the normal course of business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, there are no claims currently pending for